UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Velocity Express Corporation

(Name of Issuer)

Common Stock, $0.004 par value

(Title of Class of Securities)

92257T707

(CUSIP Number)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MANATUCK HILL PARTNERS, LLC 26-4540925
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 Sole Voting Power 532,704
6 Shared Voting Power 0
7 Sole Dispositive Power 532,704
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 532,704
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented By Amount in Row (9) 11.78%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Velocity Express Corporation (the “Issuer”)

1	(b)	Address of the Issuer’s Principal Executive Offices:

One Morningside Drive North, Bldg B, Suite 300, Westport, CT 06880

Item 2	(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:

Manatuck Hill Partners, LLC 1465 Post Road East Westport, CT 06880 which is a Delaware corporation.

2	(d)	Title of Class of Securities:

Common Stock, $0.004 par value

2	(e)	CUSIP Number:

92257T707

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

Page 4 of 5 Pages

Item 4.	Ownership:

Ownership as of July 10, 2009 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.

The number of shares reported in items (5) – (9) and (11) consists of 223,962 shares of Common Stock issuable upon the conversion of shares of Series M Convertible Preferred Stock and 308,742 shares of Common Stock issuable upon the conversion of shares of Series Q Convertible Preferred Stock of the Issuer, in each case, held for the account of the Reporting Person’s clients.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person is an investment adviser acting on behalf of its clients’ accounts and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over such accounts. Although such accounts do not have beneficial ownership of the shares for purposes of Section 13 and Section 16 of the Act, one account of the Reporting Person, Manatuck Hill Scout Fund, L.P., owns of record more than 5% of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2009	MANATUCK HILL PARTNERS, LLC

	By:	/s/ Tom Scalia
	Name:	Tom Scalia
	Title:	Chief Financial Officer